Exhibit 21

SUBSIDIARIES OF RYERSON INC.

The subsidiaries of Ryerson Inc., a Delaware corporation, are as follows:

Name:	State of Jurisdiction of Incorporation or Organization:

Joseph T. Ryerson & Son, Inc.	Delaware

Ryerson Americas, Inc.	Delaware

Ryerson Procurement Corporation	Delaware

Ryerson Canada, Inc.	Canada